SilverCrest Announces Additional Positive In-fill Drill Results at Las Chispas;
•      8.2 Metres @ 3,193 gpt AgEq
•      5.6 Metres @ 1,442 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – December 13, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce further Phase III in-fill drill results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. The current drill program is designed to increase resources through expansion drilling and improve confidence in the resource with closely spaced in-fill drilling in the Babicanora Vein, including the high-grade Area 51 zone. All 12 newly reported in-fill core holes in this release were targeting mineralization in the Area 51 zone. In addition to the seven in-fill drill results previously reported on November 1, 2018, these 12 in-fill core holes show further encouraging results. The weighted average (true width, uncut, undiluted) of today’s in-fill holes is 3.4 metres grading 12.39 gpt gold (or “Au”) and 795.7 gpt silver (or “Ag”), or 1,725 gpt silver equivalent (“AgEq”, based on assumptions defined in table below). For comparison, in the September 13, 2018 resource estimate, Area 51 had an estimated weighted average true width of 2.7 metres, grading 7.13 gpt gold and 614 gpt silver or 1,148 gpt AgEq.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “With further positive results from closely spaced in-fill drilling, we continue to confirm the continuity of high-grade mineralization in the Babicanora Vein, including the Area 51 zone. These additional drill holes are indicating wider mineralized thicknesses in several areas than previously modelled and are starting to identify discrete multi-kilograms per tonne mineralized shoots. In addition, Holes BA18-101, 105, and 106 show better grades in areas of previously modelled lower grade mineralization. Hole BA18-108 shows expanded high-grade mineralization towards the surface exposure of the vein. These additional holes are critical to the potential expansion of resources. All 19 in-fill drill results reported to date have intercepted grades above the Company’s cut-off of 150 gpt AgEq. With 9 surface drill rigs operating, SilverCrest will continue with both its in-fill and expansion drill program focused on further de-risking the current resources and finding new discoveries in the Babicanora area. In conjunction with the ongoing drill campaign, we are aggressively working on the third resource estimate and a Preliminary Economic Assessment (“PEA”).”

The most significant result for this release is Hole BA18-100 intersected 8.2 metres (estimated true width) grading 27.70 gpt Au and 1,115.6 gpt Ag, or 3,193 gpt AgEq. Also noteworthy are holes BA18-105, at 5.6 metres grading 9.41 gpt Au and 736.5 gpt Ag, or 1,442 gpt AgEq, and BA18-102 at 2.5 metres grading 15.97 gpt Au and 1,743.1 gpt Ag, or 2,941 gpt AgEq. The following table summarizes the most significant drill intercepts for all 12 in-fill drill holes to this news release (uncut, undiluted).

Babicanora Vein (Area 51) In-Fill Drill Intercepts:

Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BA18-98	174.6	178.0	1.5	1.0	0.36	129.9	157
BA18-99	312.0	313.6	1.6	1.4	1.99	317.6	467
BA18-100	197.3	209.0	11.7	8.2	27.70	1,115.6	3,193
incl.	199.0	199.9	0.9	0.6	18.55	642.0	2,033
incl.	202.0	204.4	2.4	1.7	127.50	3,044.7	12,607
incl.	203.9	204.4	0.5	0.4	343.00	8,630.0	34,355
BA18-101	329.4	331.5	2.1	1.7	7.01	1,348.0	1,873
incl.	330.5	331.0	0.5	0.4	23.20	4,840.0	6,580
BA18-102	159.1	162.6	3.5	2.5	15.97	1,743.1	2,941
incl.	160.5	162.6	2.1	1.5	25.16	2,400.7	4,288
BA18-103	269.7	272.7	3.0	2.3	4.53	747.6	1,087
incl.	272.2	272.7	0.5	0.4	14.20	882.0	1,947
BA18-104	249.6	252.3	2.7	2.0	0.84	177.4	240
BA18-105	281.3	288.8	7.5	5.6	9.41	736.5	1,442
incl.	284.3	284.9	0.6	0.4	41.20	447.0	3,537
incl.	287.3	288.1	0.8	0.6	43.70	3,070.0	6,348
BA18-106	337.3	339.4	2.1	1.7	4.40	452.7	783
incl.	337.8	338.4	0.6	0.5	8.86	816.0	1,480
BA18-107	152.5	160.5	8.0	6.4	6.41	657.5	1,138
incl.	154.6	156.6	2.0	1.6	25.87	2,222.0	4,162
BA18-108	170.8	174.5	3.7	3.5	16.45	354.6	1,588
incl.	172.0	173.5	1.5	1.4	37.70	676.0	3,504
BA18-109	223.6	229.6	6.0	4.5	9.25	672.6	1,367
incl.	226.7	228.1	1.4	1.1	20.25	2,114.6	3,633
Weighted Average			4.5	3.4	12.39	795.7	1,725

Note: all numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and
US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

In-fill drilling along with original drill intercepts is starting to define discrete high-grade shoots within the Babicanora Vein. With success of closely-spaced drilling around Hole BA17-51 (discovery hole for Area 51 zone), the Company has identified a multikilograms per tonne AgEq mineralized shoot (“Shoot 51”) consisting of eight (8) core hole intercepts with a spacing of 25 to 35 metres apart (see Shoot 51 in attached Figures). Mineralization in Shoot 51 is structurally and lithologically-controlled with coarse argentite, electrum, native silver and gold. Weighted average intercept grade and true width of this area (approx. 100 metres by 75 metres) is 5.3 metres at 15.89 gpt Au and 1,471.5 gpt Ag, or 2,663 gpt AgEq. Also, a second discrete mineralized shoot consisting of six (6) core hole intercepts is being defined around Hole BA17-43 (“Shoot 43”) with a weighted average intercept grade and true width of this area (approx. 100 metre by 75 metres) being 4.1 metres at 11.55 gpt Au and 1,269.1, or 2,135 gpt AgEq.

The Company continues its Phase III exploration program with nine drills operating on site. Drills are focused on expanding mineralization for inclusion in the next updated resource estimate anticipated in Q1, 2019 and in-fill drilling (estimated 25 metre spacing) to reclassify Inferred Resources to Measured and Indicated. An additional 10,000 to 15,000 metres of drilling are planned for inclusion in the next updated resource. Other ongoing site work includes PEA work, ground breaking for the Area 51 decline, an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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